

Mail Stop 3720

June 16, 2009

Mr. Kevin P. Reilly, Jr.
Chief Executive Officer
Lamar Advertising Company
Lamar Media Corp.
5551 Corporate Boulevard
Baton Rouge, LA 70808

> **Re: Lamar Advertising Company**
> **Lamar Media Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 0-30242 & 1-12407**

Dear Mr. Reilly:

We have reviewed your supplemental response letter dated May 21, 2009 as well as the above referenced filings and have the following comments. As noted in our comment letter dated May 12, 2009, we have limited our review to only the issues addressed in our letter and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-K for the Fiscal Year Ended December 31, 2008

1. Refer to your response to comment 1. You have identified two reporting units: Billboard operations and Logo operations.   It appears that you may have more than one operating segment in your Billboard operations since you provide various services that appear to have different economic characteristics, such as local and national billboard advertising, posters, bulletins, buses, shelters and benches. Tell us how you applied the guidance in SFAS 131 in evaluating your management approach to determine whether you have operating segments. If you have aggregated operating segments, disclose this in the notes to the financial statements and provide us with your analysis of the aggregation criteria in paragraph 17 of SFAS 131 for the various products and services you provide.

Also, provide us with a copy of the report that the chief operating decision maker uses to allocate resources and assess segment performance.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director